Exhibit 99.4

NILDEMAR SECCHES APPOINTS JOSÉ ANTONIO FAY AS PERDIGÃO’S CEO FROM OCTOBER

Corporate governance model implemented by Company’s current management is a bellwether in the market

Perdigão’s chairman, Nildemar Secches, announced on Thursday (April 24) that José Antonio Fay, the Company’s current director-general for the Perdigão Business Unit, is to replace him in the post of CEO as from October 30. Following this date, Secches will stay on as chairman of the Board of Directors, a position he has been accumulating for the past year. Fay’s name has been submitted to the members of the Board, which has approved the appointment.

The succession process, announced in April last year, is one of the most important stages in the Company’s corporate governance policy and has been undertaken by Secches with objectivity and transparency. His replacement as CEO is also designed to segregate functions. It is worth remembering that Secches has been accumulating the two positions on an interim basis.

The choice of the new chief executive officer has underscored the harmonious relations between the members of the Board of Directors and the Board of Executive Officers. “There was total consensus surrounding Fay’s name among all parties concerned”, Secches said.

The appointment of an executive from within the Company has various positive aspects. In addition to his familiarity with the corporate culture and administrative structure, Fay is already playing a hands-on role in the preparation of Perdigão’s strategic plan through 2015. As from October, he will assume the leadership in this process.

Until he assumes his new post, Fay is to work directly with Secches. During this transition period, discussion with the principal partners and management will be intensified to define the Company’s direction based upon a long-term vision, the objective being continuity of the current pace of expansion.

Following the new CEO taking up his post, Nildemar Secches, as chairman of the Board, will make an effective contribution to strategic decisions on the back of his accumulated experience as CEO of Perdigão, the affinity he enjoys with the other directors, and his detailed knowledge of the sector in which the company operates.

“Succession does not mean a change in direction. Perdigão will maintain its policy of global expansion. The new CEO has the mission of stimulating the Company through even more innovative initiatives, thereby ensuring a premium performance. The Company’s successful track record over the past decade is due to the long-term strategic plan, which will continue to be key to my successor’s management of the business. We have every confidence in his competence, professional reputation and ethics”, Secches noted.

Until October 30 José Antonio Fay will continue to be responsible as director-general for the Perdigão Business Unit, at which time the other changes planned for the Board of Executive Directors will also be effected simultaneously with the investiture of the new chief executive officer.

HOUSE IN ORDER

Before the succession process was initiated, Perdigão’s management system was restructured into Business Units. The new model was designed to meet the needs of diversification in the Company’s operations with the expansion of its business activities into dairy products, margarines and beef and the progress made in towards greater internationalization.

Parallel with the restructuring, the Company’s officers underwent a process of job rotation, operating in various posts and functions in order to obtain a broad view of the business. This method is adopted by the Company as a means of leveraging continuous gains in its operations as well as investing in the future of its employees with a view to simulating their career development.

“Perdigão is a well consolidated company and is ready for this transition. The new chief executive officer will have the necessary machinery for continuing to grow the Company, today a model of decentralized management, and one that depends less on its chief executive and more on the advantages of diffused control, giving it greater flexibility to seek resources in the financial market for expansion projects”, opines Secches.

A NEW COMPANY

Nildemar Secches has been chief executive officer of Perdigão for 13 years. Over the this period, the Company has maintained an annual growth rate of 20% in sales revenue and 14% in volume. Total investments, including acquisitions, have amounted to about R$ 3 billion. The number of employees has grown from 12 to 55 thousand, incorporating the labor forces of companies acquired over recent years.

Today, Perdigão is one of the largest food companies in Latin America. It ranks third in poultry slaughtering and is among the ten largest hog slaughterers in the world, as well as being one of the leading Brazilian milk catchment companies. It is a Company on a global scale with its products sold to more than 110 countries.

Secches was appointed to the chief executive officer’s position of Perdigão in 1995, the year when the Company’s management was totally professionalized. The result was the introduction of a new corporate culture and a strategic repositioning, oriented towards results. For this purpose, the Company — which experienced a severe crisis in the mid-nineties — underwent a profound corporate and administrative restructuring.

One of the principal tasks of the new management was to restore the company’s image with the market, based on administrative transparency, formation of a cohesive team and adjustment in the focus of its core business, food products. As a result, Perdigão is now well placed for sustained growth through the optimization of the industrial units, technological innovation and diversification of the product mix coupled to a logistics chain with nationwide distribution channels.

The opening of a new agricultural frontier in the Brazilian Midwest through the construction of the largest Agro-industrial Complex in Latin America situated in Rio Verde (state of Goiás), was one of the landmark achievements of the period. Perdigão has also expanded into the state of Mato Grosso and latterly to the Northeast where it is building a new agro-industrial complex, the first in Brazil to have integrated meat and dairy product plants.

At the same time that it diversified geographically in Brazil and broadened its range of activities into new segments, the Company implemented a project for internationalization, reinforcing its structure in strategic markets. It currently has sales offices in the United Kingdom, the Netherlands, Hungary, Spain Austria, Italy, France, Russia, the United Arab Emirates (Dubai), Singapore, Japan, Madeira (Portugal), as well as a distribution center in the Netherlands.

Perdigão’s internationalization project evolved further last year with the acquisition of Plusfood, which operates three industrial plants in Europe (the Netherlands, United Kingdom and Romania).

Over the past 13 years, the Company’s market capitalization has multiplied more than 32 times from R$ 248 million to R$ 8.2 billion at present. The average annual return on the investment was 35.7% meaning that each R$ 100 invested in 1994 would today be worth R$ 6,192.00.

Since 2006, Perdigão has been a component of the São Paulo Stock Exchange’s (Bovespa), New Market (Novo Mercado). This has been instrumental in the Company consolidating its position in management excellence with a diffused and dispersed control, guaranteeing equal rights to the shareholders and offering even higher standards of transparency in its operations.

READY FOR THE CHALLENGE

José Antonio Fay took over the post of director-general of the Perdigão Business Unit in early 2007, when the Company’s management system underwent a major restructuring with the adoption of the Business Unit model. Until then, Fay had held the position of director-general for Batávia. With the change in management system, the Company began its preparations for the succession process.

As from the merger of Batávia, Fay rapidly assimilated the Perdigão corporate culture, providing him with the necessary baggage to assume the post of director-general for the Perdigão Business Unit. As head of this unit, he has made the processes more responsive to the Company’s operations in the meats segment and placed emphasis on team work, in so doing displaying a capacity for leadership.

This performance together with his professional background, and principally, commitment to the Company’s strategic plan, has led to his appointment to replace Nildemar Secches in the position of chief executive officer as from October.

Fay, 54, is a mechanical engineer, with a postgraduate degree in industrial systems from the Universidade Federal do Rio de Janeiro - COPPE.  At Batávia, he adopted an aggressive strategy in launching new products, expanding the product mix as well as broadening the business segments covered by the Company. Prior to Perdigão, he was commercial director and director of marketing at Electrolux do Brasil S/A, director of the Consumer Products Division of Bunge as well as holding positions in other companies such as Petrobras.

São Paulo, April 24 2008.